
                                                                                                             Exhibit 12

                                  TUCSON ELECTRIC POWER COMPANY
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                            9 Months                            12 Months Ended
                                             Ended     ----------------------------------------------------------------
                                            Sep. 30,    Sep. 30,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                              2002        2002       2001       2000       1999       1998       1997
-----------------------------------------------------------------------------------------------------------------------
                                                                         - Thousands of dollars -
Fixed Charges:
  Interest on Long-Term Debt                $ 42,649   $ 57,196   $ 61,218   $ 66,377   $ 66,836   $ 72,672   $ 66,247
  Other Interest(1)                            5,882      7,961      8,058      9,067     13,081     13,207      9,640
  Interest on Capital Lease Obligations(2)    65,726     87,807     90,348     92,658     82,414     81,823     83,019
-----------------------------------------------------------------------------------------------------------------------
Total Fixed Charges                          114,257    152,964    159,624    168,102    162,331    167,702    158,906


Net Income                                    42,099     60,528     75,284     51,169     73,475     41,676     83,572


Less:
  Extraordinary Income & Accounting
    Change - Net of Tax                            -          -        470          -     22,597          -          -
-----------------------------------------------------------------------------------------------------------------------
Net Income from Continuing Operations         42,099     60,528     74,814     51,169     50,878     41,676     83,572


Add (Deduct):
  Losses from Equity Investees                   279        431        700      1,543          -          -          -
  Income Taxes                                27,367     39,557     55,910     26,566     22,350     17,578    (22,104)
  Total Fixed Charges                        114,257    152,964    159,624    168,102    162,331    167,702    158,906
-----------------------------------------------------------------------------------------------------------------------

Total Earnings before Taxes and
  Fixed Charges                             $184,002   $253,480   $291,048   $247,380   $235,559   $226,956   $220,374
=======================================================================================================================

Ratio of Earnings to Fixed Charges             1.610      1.657      1.823      1.472      1.451      1.353      1.387

 (1)  Excludes recognition of Allowance for Borrowed Funds Used During Construction.

 (2)  Amount has been restated for years ended 2001 - 2000 to conform to current year's presentation.

